Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131216

SUPPLEMENT NO. 1 DATED MARCH 27, 2007
TO THE PROSPECTUS DATED JULY 10, 2006

This document (the “Supplement”) supplements, and should be read in conjunction with, the final prospectus (the “Prospectus”) of Ascent Solar Technologies, Inc. dated July 10, 2006. Unless otherwise defined in this Supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to:

(1)          describe the status of the offering;

(2)        provide an update of the risk factors associated with the Company’s business and an investment in the Company’s securities; and

 (3)     provide information regarding the private placement of securities by the Company to Norsk Hydro Produksjon AS (“Norsk Hydro”) in March 2007.

Status of the Offering

We completed our initial public offering of 3,000,000 units in July 2006, with gross proceeds of approximately $16.5 million and net proceeds of approximately $14.0 million after discounts, fees and expenses. The shares of common stock, Class A warrants and Class B warrants comprising the units began trading as separate securities in August 2006. The Class A warrants and Class B warrants first became exercisable in August 2006.

Risk Factors

The following information replaces the section of our Prospectus captioned “Risk Factors,” beginning on page 5 of the Prospectus:

An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this prospectus, before purchasing our securities. If one or more of the possibilities described as risks below actually occurs, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities we are offering. The following is a description of what we consider to be our key challenges and all material risks to our business and securities.

Risks Relating to Our Business

We have no history of operations and are therefore subject to various startup company risks.

We were formed in October 2005 and our business to date has consisted of initial setting up of operations to pursue our business plan. In order to pursue our plan, we will have to continue to establish internal infrastructure, hire additional personnel, adopt company plans and procedures, set up a sales organization, oversee the design and construction of our initial production line and otherwise establish the functional capabilities of an operating company. Accomplishing this task may take longer or cost more than expected, and it is likely that problems that we cannot now anticipate will require solution. We cannot assure you that we will be successful in establishing ourselves as an operating company.

We intend to address an unproven market that may not justify our commitment to it.

We intend to develop and offer flexible, lightweight, high efficiency PV products for use in terrestrial, space and near-space applications. There is no established market for our flexible thin-film CIGS technology. Our business plan assumes that such a market will develop as a result of the technological improvements that we have made and expect to continue to make. We cannot assure you that such a market will develop or, if it does develop, that it will meet our expectations.

Many of the applications for which we intend to compete will require further technological development, which we cannot guarantee.

Discussions with some potential purchasers of our PV products have been based on the assumption that we will continue to improve the cost, performance/weight and performance/volume characteristics of our planned products. While we believe that the assumptions on which these discussions have been based are reasonable, we cannot assure you that we will be able to achieve these improvements. If we are not able to achieve these improvements, the use of our PV products may be unfeasible or economically unattractive to our potential customers, in which case the sales assumptions underlying our business plan would be incorrect.

Failure of the HAA market to develop as quickly as we envision or our failure to enter that market successfully would adversely affect our projected sales, growth and revenues.

The HAA market is in its infancy, and should the market opportunity not materialize, opportunities for growth in this market may be limited. In particular, there is not yet long-term government funding for HAA projects, and to date we have not been selected to supply PV products for any HAA projects.  Also, because HAA projects will be subject to the size and priorities of government budgets, the funding for HAA projects always may be at risk. If government funding or commitment to the HAA concept wanes, then demand for our products and, hence, our financial condition and business, may suffer. Furthermore, although we believe that our PV modules outperform the products of our competitors in the space and near-space markets, our products may still require improvements or modifications to meet the technical or market requirements of one or more HAA projects. There is no guarantee that such improvements or modifications can or will be made, and loss of our bids to supply PV modules to HAA contractors or projects would adversely affect our results of operation and growth.

Failure of the terrestrial market for thin-film PV products to develop as quickly as we envision or our failure to enter that market successfully would adversely affect our projected sales, growth and revenues.

We intend to sell thin-film PV modules for use in terrestrial applications, such as building integrated photovoltaic (BIPV) and eletronics integrated photovoltaic (EIPV) products. These products comprise large-volume “commodity” components, such as roofing shingles, panels, membranes, batteries and hard drives. Our strategy is to partner or form strategic relationships with BIPV or EIPV suppliers to gain a foothold in these terrestrial markets. If we are unable to successfully establish working relationships with such suppliers, or if due to cost, technical or other factors, our product proves unsuitable for use in such terrestrial applications, our projected sales, growth and revenues would be adversely affected.

We have no contracts for PV products and have recorded no sales of such products; we expect that significant PV product sales will not occur for some time.

We have recorded no sales of PV products and have no contracts for such sales.  Because of the nature of the projects in which such products may be used, we expect that the sales cycle will be quite long and, therefore, that it will be at least 18 months before we record significant PV product sales, although we expect to record revenue from performance of research and development contracts in the interim. As a result, we expect that it will be some time before we can determine whether our expectations relating to our products and their target markets are justified. Also, as a result, we will be required to invest substantial resources in pursuing these markets in advance of any significant revenue stream that may result from such investments. An unanticipated or longer than expected delay revenue ramp-up could put a strain on our capital resources and require us to seek additional capital. Such additional capital, if available, could substantially dilute the interest of the existing investors.

We intend to sell portions of our PV modules to contractors of government-funded projects, which will be subject to political, scheduling and funding risks.

We intend to sell our PV modules to contractors of government-funded projects such as the HAA program. We would be a subcontractor or supplier on these projects.  The government agencies overseeing the projects are subject to economic and political pressures that dictate the manner in which they spend money. As a result, even if a contractor or government agency wants to purchase our PV modules, it may be unable to do so due to budgetary or political constraints. Orders may even be canceled or substantially delayed due to budgetary, political or other scheduling delays that frequently occur in connection with government-funded projects.  Any such cancellations or delays would likely adversely affect our financial results.

Our reliance on government contracts to partially fund our research and development programs could impair our ability to develop and incorporate new technologies into our products and could decrease our revenue.

Government contracts may enable us to develop new technologies more rapidly than we would have been able to do otherwise. A reduction or discontinuance of these programs, or a reduction or discontinuance of our participation in these programs, might increase our expenses, which could affect our profitability and impair our ability to develop our technologies. In addition, contracts involving government agencies may be terminated or modified at the convenience of the agency.  Also, we may become ineligible to participate in certain government-funded programs due to government restrictions on foreign ownership. Other risks include potential disclosure of our confidential information to third parties and the exercise of “march-in” rights by the government.  March-in rights refer to the right of the United States government or government agency to require us to grant a license to the technology to a responsible applicant or, if we refuse, the government may grant the license itself. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the technology or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give the United States industry preference. Our government-sponsored research contracts are subject to audit and require that we provide regular written technical updates, as well as a final report on the results of our technical research.  Because these reports are generally available to the public, third parties may obtain some aspects of our sensitive confidential information.  Moreover, the failure to provide these reports or to provide inaccurate or incomplete reports may provide the government with rights to any intellectual property arising from the related research.  Funding from government contracts also may limit when and how we can deploy technology developed under those contracts.

We initially will be substantially dependent on the administrative and engineering resources of our parent company ITN Energy Systems, Inc.

We will be dependent on ITN, at least initially, to provide administrative services such as facilities management, equipment maintenance, human resources and accounting. Also, ITN will also be responsible for developing a critical component of our initial production line. If our relationship with ITN falters or if ITN fails to carry out its services or contracts in a satisfactory manner, our business may suffer.

Failure to build, implement or operate our production line successfully would aversely impact our business and financial condition.

We plan to produce our thin-film PV modules using a custom-built 500 kW per shift (1.5MW) annual capacity production line beginning in early 2008. This production line, which has not yet been built, will require a substantial investment of capital, including a large portion of the net proceeds from this offering. We believe that, when our PV modules are manufactured in large quantities, we will be able to demonstrate manufacturing yields, equipment capability, product performance and product quality that will enable us to produce PV modules at costs lower than those of competitors. However, the successful completion and operation of the production line will require substantial engineering resources and is subject to significant risks, including risks of cost overruns and delays or the possibility that the production line may never be completed or operational. Furthermore, we may never be able to operate our production processes in high volume, make planned process and equipment improvements, attain projected manufacturing yields or desired annual capacity, and obtain timely delivery of equipment to build the production line or hire and train the additional employees and management needed to operate the production line. Failure to meet these objectives could materially and adversely affect our business, results of operations and financial condition.

Failure to build, implement, or operate our planned 25MW production plant successfully would aversely impact our ability to sell into the terrestrial market and would affect our business and financial condition.

Our growth plan calls for scale-up of our 1.5MW production line to a 25MW production line in order to achieve the product cost and manufacturing capacities necessary to compete in the terrestrial market. We believe that, when our PV modules are manufactured in large quantities, we will be able to demonstrate manufacturing yields, equipment capability, product performance and product quality that will enable us to produce PV modules at costs lower than those of competitors. However, the successful completion and operation of the production line at the 25MW scale will require substantial engineering resources and is subject to significant risks, including risks of cost overruns and delays or the possibility that the production line may never be completed or operational.  Furthermore, we may never be able to operate our production processes in high volume, make planned process and equipment improvements, attain projected manufacturing yields or desired annual capacity, and obtain timely delivery of equipment to build the production line or hire and train the additional employees and management needed to operate the production line. Failure to meet these objectives could materially and adversely affect our business, results of operations and financial condition.

Our products may not gain market acceptance, in which case we would be unable to sell our products or achieve profitability.

The development of demand for our proposed products and our ability to sell them may be adversely affected by a number of factors, many of which are beyond our control, including:

•                  our failure to produce PV modules that compete favorably against competing products on the basis of cost, quality, weight, efficiency and performance;

•                  our failure to develop or maintain successful relationships with customers, systems integrators and strategic partners; and

•                  the failure of our products to achieve qualification or certification by customers for use in our target market applications.

If our products fail to gain market acceptance, we would be unable to sell our products or achieve profitability.

Our future success depends on retaining our existing management and hiring and assimilating new key employees and our inability to attract or retain key personnel would materially harm our business and results of operations.

Our success depends on the continuing efforts and abilities of our executive officers, including Matthew Foster, our President and Chief Executive Officer, Dr. Joseph Armstrong, our Chief Technology Officer, and Dr. Prem Nath, our Vice President of Manufacturing.  Our future success also will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. The loss of services of any of our key personnel, the inability to attract, retain or assimilate key personnel in the future, or delays in hiring required personnel could materially harm our business and results of operations.

We may be unable to adequately protect or enforce our proprietary information, which may result in its unauthorized use or reduced sales or otherwise reduce our ability to compete.

Our business and competitive position depend upon our ability to protect our proprietary technology, including any solar power products that we develop.  Despite our efforts to protect this information, unauthorized parties may attempt to obtain and use information that we regard as proprietary.  Any patents issued in connection with our efforts to develop new technology for solar power products may not be broad enough to protect all of the potential uses of the technology.

In addition, when others are responsible for the control the prosecution, maintenance and enforcement of certain important intellectual property, such as technology licensed to us, the protection of the intellectual property rights may be outside of our control.  If the entity that controls the intellectual property rights does not adequately protect those rights, our rights may be impaired, which may impact our ability to develop, market and commercialize our products.

Our means of protecting our proprietary rights may not be adequate, and our competitors may:

•                  independently develop substantially equivalent proprietary information, products and techniques;

•                  otherwise gain access to our proprietary information; or

•                  design around our patents or other intellectual property.

We have our employees, consultants and advisors execute proprietary information and invention agreements when they begin working for us.  However, these agreements may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure.  Failure to maintain trade secret and patent protection may adversely affect our prospects.

Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important proprietary rights.

There has been substantial litigation regarding patent and other intellectual property in various high technology industries. In the future, we may be notified of allegations that we may be infringing on intellectual property rights possessed by others. Should litigation be brought against us, such litigation could be extremely expensive and time consuming and could materially adversely affect our business, financial condition and results of operations, regardless of the outcome of the litigation. Such litigation could also result in loss of certain proprietary rights, significant monetary liability and barriers to product manufacturing. Any of these outcomes could materially harm our business and have a material negative impact on the value of your investment.

Risks Related to Investment in Our Securities

You may not be able to exercise the Class A or Class B warrants unless you are resident of certain states.

In order for you to be able to exercise the Class A or Class B warrants, the shares of our common stock to be issued to you upon exercise of the Class A or Class B warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which you live. We believe that exemptions exist, or qualifications have been obtained, for issuance of the underlying shares in the following states: Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Louisiana, Massachusetts, Mississippi, Montana, Nevada, New Hampshire, New York, Oregon, Rhode Island, Texas, Utah, Vermont, West Virginia, Wisconsin and the District of Columbia. Furthermore, qualifications have been obtained in Arizona, California and New Jersey subject to suitability standards (please refer to page i and ii of this prospectus for a summary of these suitability standards). Unless you reside in one of the aforementioned states, you will be unable to exercise the Class A or Class B warrants unless and until a suitable exemption is found or we subsequently qualify to issue the underlying shares in the state in which you live.

If we do not maintain an effective and current registration statement or comply with applicable state securities laws, you may not be able to exercise the Class A or Class B warrants.

In order for you to be able to exercise the Class A or Class B warrants, the shares of our common stock to be issued to you upon exercise of the Class A or Class B warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the Class A or Class B warrants, nor can we assure you that an exemption from state registration or qualification will be available throughout their term. This may temporarily or permanently prevent you from exercising the Class A or Class B warrants, or may have an adverse effect on demand for the Class A or Class B warrants and the prices that can be obtained from reselling them.

The Class A warrants may be redeemed on short notice.  This may have an adverse effect on their price.

The Company may redeem the Class A warrants for $0.25 per warrant on 30 days’ notice at any time after the last reported sale price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds $9.35 for five consecutive trading days. If we give notice of redemption, holders of our Class A warrants will be forced to sell or exercise the Class A warrants they hold or accept the redemption price. The notice of redemption could come at a time when, under specific circumstances or generally, it is not advisable or possible for holders of our Class A warrants to sell or exercise them.

While the Class A and Class B warrants are outstanding, it may be more difficult to raise additional equity capital.

During the term that the Class A warrants and Class B warrants are outstanding, the holders of those warrants are given the opportunity to profit from a rise in the market price of our common stock. In addition, the Class B warrants are not redeemable by us. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time during which these warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.

Future sales or the potential for future sales of our securities may cause the trading price of our common stock and Class A and Class B warrants to decline and could impair our ability to raise capital through subsequent equity offerings.

Sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock or other securities to decline and could materially impair our ability to raise capital through the sale of additional securities. A substantial number of our outstanding shares of common stock are subject to lock-up agreements with us and with Paulson Investment Company, Inc., the representative of the underwriter of our initial public offering.  As these shares are released from the lock-up agreements, the sale of such shares could cause the market price of our common stock to decline. Furthermore, a large number of our outstanding shares are not registered under the Securities Act.  If and when these shares are registered and become eligible for sale on the public markets, the market price of our common stock could decline.

As a public company we are  subject to complex legal and accounting requirements that will require us to incur substantial expense and will expose us to risk of non-compliance.

As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our relative inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities and/or governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.

Norsk Hydro Produksjon AS

The following discussion supplements the disclosure contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” beginning on page 18 of the Prospectus:

On March 13, 2007, we consummated a private placement of securities pursuant to Rule 506 of Regulation D to Norsk Hydro Produksjon AS, a wholly-owned subsidiary of Norsk Hydro ASA, one of the world’s leading suppliers of energy and aluminum. Norsk Hydro acquired 1,600,000 shares of our outstanding common stock, representing an approximately 23.0% holding in us post-sale. The arrangement creates a defined path for Norsk Hydro to become our largest shareholder, as well as a significant strategic business partner.

The private placement was effected pursuant to a Securities Purchase Agreement, Registration Rights Agreement and Stockholders’ Agreement, each dated March 13, 2007. On the same date, our Chairman Dr. Mohan S. Misra (and his affiliates Inica, Inc. (“Inica”) and ITN Energy Systems, Inc. (“ITN”)) executed a Voting Agreement with Norsk Hydro. The material terms of each agreement are described below. On March 13, 2007, we filed a report on Form 8-K with the Securities and Exchange Commission that describes this transaction.

Securities Purchase Agreement

Under the terms of the Securities Purchase Agreement:

(a)           Norsk Hydro agreed to acquire 1,600,000 shares of our common stock (representing, upon completion, approximately 23.0% of our outstanding common stock) at a price of $5.7725 per share or $9,236,000 in the aggregate (the “Tranche 1 Shares”) at a closing that occurred on March 13, 2007. The purchase price represents 125% of the average of the closing bids of our common stock in the five consecutive trading days ending on and including March 12, 2007, as reported by Nasdaq.  The closing bid price of the common stock reported by Nasdaq on March 12, 2007 was $4.67. Immediately upon completion of the sale, our directors and officers beneficially owned approximately 24.0% of the outstanding common stock.

(b)           We issued to Norsk Hydro an option (the “Initial Warrants Option”) to purchase restricted Class A Warrants and restricted Class B Warrants (together, the “Initial Warrants”) that are otherwise identical to the Class A Warrants and Class B Warrants currently traded on Nasdaq under the symbols ASTIW and ASTIZ, respectively.  The number of restricted warrants that Norsk Hydro will be entitled to purchase pursuant to the Initial Warrants Option will be that number of Class A Warrants that will result in Norsk Hydro owning 23.0% of all issued and outstanding Class A Warrants, and that number of Class B Warrants that will result in Norsk Hydro owning 23.0% of all issued and outstanding Class B Warrants. Norsk Hydro may not exercise the Initial Warrants Option unless and until our stockholders approve the terms of the Initial Warrants Option and the Tranche 2 Option (defined below) (the “Stockholder Approval”). The Initial Warrants Option expires on the second anniversary of such Stockholder Approval.  If the Initial Warrants Option is exercised: the purchase price of each restricted Class A Warrant sold pursuant to the option will be equal to the average of the closing bids of Ascent’s Class A Warrants in the five consecutive trading days ending on and including the trading day that is one day prior to the date of exercise, as reported by Nasdaq; and the purchase price of each restricted Class B Warrant sold pursuant to the option will be equal to the average of the closing bids of Ascent’s Class B Warrants in the five consecutive trading days ending on and including the trading day that is one day prior to the date of exercise, as reported by Nasdaq.

We are not obligated to register the Class A Warrants and Class B Warrants that would be issued upon exercise of the Initial Warrants Option; however, Norsk Hydro has received registration rights as to the shares of common stock underlying the Initial Warrants. Please refer to “Registration Rights Agreement” (below) for information about these registration rights.

Exercise of the Initial Warrants by Norsk Hydro is subject to certain restrictions intended to both limit and protect Norsk Hydro’s percentage ownership of our common stock for a period of time. These restrictions are described in “Stockholders’ Agreement” below.

(c)           We issued to Norsk Hydro an option (the “Tranche 2 Option”) to purchase up to an additional 12% of restricted common stock (the “Tranche 2 Shares”), Class A Warrants and Class B Warrants (together the “Tranche 2 Warrants” and, together with the Tranche 2 Shares, the “Tranche 2 Securities”) that would result in Norsk Hydro owning up to 35.0% of the issued and outstanding common stock, Class A Warrants and Class B Warrants post-sale. Norsk Hydro may not exercise the Tranche 2 Option until December 13, 2007, and then only if Stockholder Approval has been obtained. The Tranche 2 Option expires on the second anniversary of such Stockholder Approval. If the Tranche 2 Option is exercised: the purchase price of each restricted share sold pursuant to the option will be equal to the average of the closing bids of our common stock in the five consecutive trading days ending on and including the trading day that is one day prior to the date of exercise, as reported by Nasdaq; the purchase price of each restricted Class A Warrant sold pursuant to the option will be equal to the average of the closing bids of our Class A Warrants in the five consecutive trading days ending on and including the trading day that is one day prior to the date of exercise, as reported by Nasdaq; and the purchase price of each restricted Class B Warrant sold pursuant to the option will be equal to the average of the closing bids of our Class B Warrants in the five consecutive trading days ending on and including the trading day that is one day prior to the date of exercise, as reported by Nasdaq.

We are not obligated to register the Class A Warrants and Class B Warrants that would be issued upon exercise of the Tranche 2 Option; however, Norsk Hydro has received registration rights as to the Tranche 2 Shares and shares of common stock underlying the Tranche 2 Warrants. Please refer to “Registration Rights Agreement” (below) for information about these registration rights.

Exercise of the Tranche 2 Warrants by Norsk Hydro is subject to certain restrictions intended to both limit and protect Norsk Hydro’s percentage ownership of our common stock for a period of time. These restrictions are described in “Stockholders’ Agreement” below.

(d)           We have agreed to submit the terms of the Initial Warrants Option and the Tranche 2 Option to our stockholders for approval at the 2007 annual meeting of stockholders, which we currently plan to hold on June 15, 2007.

Stockholders’ Agreement

Under the terms of the Stockholders’ Agreement:

(a)           Norsk Hydro has agreed that until the second anniversary of Stockholder Approval, it may exercise Initial Warrants and Tranche 2 Warrants only to sustain its then-existing percentage ownership of our common stock.

(b)           Norsk Hydro has agreed that until the second anniversary of Stockholder Approval, it will not, without prior approval of our Board of Directors, acquire more than 35% of our issued and outstanding common stock.  This restriction will terminate in certain circumstances, including if: (i) our Board of Directors solicits, or announces an intention to solicit, an offer by a third party to acquire at least 20% of our common stock or assets (an “Acquisition Proposal”); (ii) our Board approves, accepts, authorizes or an Acquisition Proposal; (iii) we or an affiliate enters into any letter of intent or agreement with respect to an Acquisition Proposal; or (iv) a third party acquires or announces an intent to acquire at least 20% of our outstanding common stock.

(c)           Norsk Hydro will receive preemptive rights to purchase its pro rata share of future offerings by us of equity securities (or rights convertible into equity securities), with a limited number of customary exceptions.

(d)           After Stockholder Approval of the Initial Warrants and the Tranche 2 Securities, we shall increase the size of our Board from five to seven and, so long as Norsk Hydro continues to hold at least 15% of our outstanding common stock, shall use our reasonable efforts to elect a designated representative of Norsk Hydro to the Board (“Director Designee”). If Stockholder Approval is not obtained by July 13, 2007, then we shall still use its reasonable efforts to elect a Director Designee the Board and to cause the Board to include a Director Designee until at least March 13, 2009, even if during any portion of that period Norsk Hydro holds less than 15% of our outstanding common stock. Norsk Hydro also may designate an observer in addition to the Director Designee to attend all Board meetings at which non-independent or management directors are permitted in attendance.

(e)           After Stockholder Approval, Norsk Hydro and we will work together to develop and enter into a strategic relationship whereby Norsk Hydro will use its commercially reasonable efforts to provide a non-exclusive market for our thin-film PV products for use in connection with Norsk Hydro’s building systems business.

Registration Rights Agreement

Under the terms of the Registration Rights Agreement, Norsk Hydro is given demand and piggy-back registration rights with regard to the Tranche 1 Shares, the Tranche 2 Shares and the shares of common stock that Norsk Hydro would receive upon exercise of the Initial Warrants and the Tranche 2 Warrants. No registration rights attach to the warrants themselves. Demand registration may be initiated by Norsk Hydro at any time after March 13, 2008.

Voting Agreement

Under the terms of the Voting Agreement between Norsk Hydro and Dr. Mohan S. Misra, Inica, and ITN. Dr. Misra, Inica and ITN have agreed:

(a)           To vote (or cause to be voted) in person or by proxy all shares beneficially owned by them in favor of the transactions contemplated in the agreements cited above.

(b)           To vote (or cause to be voted) in person or by proxy all shares beneficially owned by them in favor of Norsk Hydro’s Director Designee during the periods specified in “Stockholders’ Agreement” above.

(c)           With limited exceptions, not to sell, transfer, pledge, encumber, assign or otherwise dispose of any shares of our common stock currently owned by them, during the term of the Voting Agreement.